EXHIBIT 11
COMPUTATION OF EARNINGS
PER SHARE
(Unaudited)

	Three Months Ended
	June 30,
$ in thousands except per share data	2014	2013
Earnings per common share
Net income available to common shareholders of Carver Bancorp, Inc.	$173	$410
Weighted average common shares outstanding	3,696,225	3,695,966
Basic earnings per common share	$0.05	$0.11
Diluted earnings per common share	$0.05	$0.11